UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007872

February 2, 2004

Nicholas J. Chulos
Krieg Devault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204-2079

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2004

Re: Old National Bancorp
Incoming letter dated December 24, 2003

Dear Mr. Chulos:

This is in response to your letters dated December 24, 2003 and January 14, 2004 concerning the shareholder proposal submitted to Old National by Jack A. Emmons. We also have received letters by the proponent dated October 28, 2003 and January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jack A. Emmons
130 Greenview Avenue
Mt. Carmel, IL 62863

KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

COPY

RECEIVED 2004 JAN 15 PM 2:33 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

December 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Old National Bancorp
Shareholder Proposal Submitted by Mr. Jack A. Emmons

Ladies and Gentlemen:

We are writing on behalf of our client, Old National Bancorp, an Indiana corporation (the "Company"), with respect to a shareholder proposal and related supporting statement submitted to the Company by Mr. Jack A. Emmons ("Mr. Emmons") for inclusion in the Company's proxy statement and form of proxy in connection with its 2004 annual meeting of shareholders. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Commission of the Company's intention to exclude Mr. Emmons' proposal and related supporting statement from the Company's proxy materials relating to its 2004 annual meeting of shareholders.

The Company believes that the proposal and the supporting statement may be properly excluded from the Company's 2004 proxy materials on each of the following, separately sufficient grounds:

1. Under Rule 14a-8(i)(10) of the Exchange Act, the proposal has already been substantially implemented by the Company.

2. Under Rule 14a-8(i)(3) and Rule 14a-9 of the Exchange Act, the proposal and the supporting statement contain false and misleading statements.

In view of the foregoing, and for the reasons set forth below, we request, on behalf of the Company, that the Staff confirm it will not recommend enforcement action if the proposal and the supporting statement identified herein are excluded from the Company's 2004 proxy materials.

I. MR. EMMONS' PROPOSAL AND SUPPORTING STATEMENT

By letter dated October 28, 2003, Mr. Emmons submitted his proposal and related supporting statement that he desires to be considered by the Company's shareholders at the 2004 annual meeting of shareholders. The following is the text of the proposal and the supporting statement:

> RESOLVED, that the shareholders of Old National Bancorp do hereby recommend that the Board of Directors immediately take steps necessary to actively seek a sale or merger of Old National Bancorp on terms that will maximize share value for shareholders.
>
> Supporting Statement.
>
> Because changes in the federal interstate banking laws have significantly reduced geographic restriction for interstate banking activity there will continue to be more competition from larger and more efficient banks. Old National Bancorp may be too small to compete effectively in this new environment. Therefore, I believe that the greatest value to shareholders will be realized through a merger or sale.
>
> Since one of the effects of deregulation has been rapid consolidation in the banking industry, a window of opportunity is now open for the shareholders of Old National Bancorp and **time is of the essence** [emphasis in original]. The Board of Directors should take advantage of this active market by immediately seeking out opportunities to merge into a larger and more competitive bank.
>
> I believe that a sale would benefit the risk-taking shareholders who are the majority.

II. UNDER RULE 14a-8(i)(10), THE PROPOSAL AND SUPPORTING STATEMENT MAY BE EXCLUDED BECAUSE THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Rule 14a-8(i)(10) under the Exchange Act permits a company to exclude from its proxy materials a shareholder proposal and any statement in support thereof if the company has already substantially implemented the proposal. The proposal submitted by Mr. Emmons recommends that the Board of Directors immediately take steps necessary to actively seek a merger or sale of the Company on terms that will maximize share value for shareholders.

The Board of Directors of the Company is cognizant and has been well-advised of its obligations under Indiana law. As part of these obligations, the Board has in the past sought, and continues to seek, the advice of nationally-recognized investment banking firms (such as Merrill

Lynch & Co., Inc. and Keefe Bruyette & Woods, Inc.) with respect to various strategic matters, including mergers of equals and other sale transactions with larger financial services companies.

Most recently, in 2003, the Company engaged Merrill Lynch to assess, among other items, management's current key strategic initiatives. Merrill Lynch analyzed management's current key strategic initiatives to (i) pursue expansion into certain major cities in the Midwest, (ii) pursue growth of the Company's non-bank operations, (iii) improve the Company's operating efficiency through revenue enhancements and expense reductions, and (iv) improve the overall credit quality of the Company's commercial loan portfolio. Upon the completion of approximately five months of work, senior representatives of Merrill Lynch met with the Company's Board of Directors at a meeting held on October 23, 2003.

At the October 23, 2003 meeting, Merrill Lynch confirmed to the Board of Directors that the Company's implementation of management's key strategic initiatives was appropriate and in the best interests of the Company's shareholders at the present time. The Board of Directors specifically discussed with Merrill Lynch at the October meeting the possibility of a merger or sale of the Company, and Merrill Lynch advised the Board that the execution of management's key strategic initiatives over the next three years should build more value for shareholders than a merger or a sale of the Company to a larger financial institution at this time.

The Company's Board of Directors has from time to time in the past discussed merger or sale transactions involving the Company, and discussed this again as recently as its October 23, 2003 Board meeting. The Board of Directors determined that, at the present time and in the exercise of its business judgment, the Company remaining independent and implementing management's current key strategic initiatives are in the best interests of the shareholders. The Board of Directors does not believe that any change in circumstances has occurred since the October Board meeting which would cause the Board of Directors to revisit its decision now.

Thus, it is clear that, a few days prior to the Company's unanticipated receipt of Mr. Emmons' proposal, the Board of Directors had already considered at its meeting on October 23, 2003 a possible sale or merger of the Company and other actions intended to maximize shareholder value. The Board of Directors considered at that meeting precisely what Mr. Emmons' proposal requests, as well as additional actions to increase shareholder value. Shareholders of the Company would gain nothing if the Board of Directors unnecessarily reconsidered the action called for by Mr. Emmons' proposal after the 2004 annual meeting. Moreover, the Board will continue to consider ways to maximize shareholder value in the future.

The Commission has allowed exclusion of shareholder proposals under similar circumstances in the past. See, e.g., Supreme Industries, Inc. (February 7, 2001); BostonFed Bancorp, Inc. (March 17, 2000); and DBA Systems, Inc. (September 4, 1997).

The present circumstances are distinguishable from situations in which the Staff has refused to concur with an issuer's belief that a shareholder proposal has been substantially implemented. For example, in First Bell Bancorp, Inc. (March 3, 2000), the issuer sought to exclude a shareholder proposal that is virtually identical to Mr. Emmons' proposal. First Bell claimed that it had substantially implemented the proposal by virtue of its board of directors continually examining a variety of ways to increase the value of First Bell's common stock, including various strategic transactions. The Staff disagreed that such general consideration from time to time of strategic alternatives substantially implemented the proposal. See also, MSB Bancorp, Inc. (February 20, 1996) (Issuer could not exclude shareholder proposal to engage investment banking firm to explore alternatives for maximizing shareholder value, including a sale of the institution, by virtue of issuer having retained Bear, Stearns on an ongoing basis to explore alternatives for maximizing shareholder value and having done so for more than two years in the past).

The facts in both the First Bell Bancorp and MSB Bancorp no-action letter requests, however, are completely different from the facts here. In the Company's situation, the Board of Directors specifically considered, and received advice from Merrill Lynch, at its October 23, 2003 Board meeting as to whether the Company should pursue a merger or sale transaction, which is the same action requested in Mr. Emmons' shareholder proposal.

It is apparent that Mr. Emmons' proposal has already been substantially implemented and that no purpose would be served by its inclusion in the Company's proxy materials relating to its 2004 annual meeting of shareholders. Accordingly, Mr. Emmons' proposal and supporting statement may be properly excluded from the Company's 2004 proxy materials under Rule 14a-8(i)(10) of the Exchange Act.

III. UNDER RULE 14a-8(i)(3), THE PROPOSAL AND THE SUPPORTING STATEMENT MAY BE EXCLUDED BECAUSE THEY ARE MATERIALLY FALSE AND/OR MISLEADING

Under Rule 14a-8(i)(3) of the Exchange Act, a shareholder proposal and supporting statement may be excluded from an issuer's proxy materials, or must be revised, if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including Rule

14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Mr. Emmons' proposal and his supporting statement contain numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies their exclusion under Rule 14a-8(i)(3). Further, the Staff has allowed exclusion or required revisions of proposals and supporting statements that, like Mr. Emmons' proposal and supporting statement, are vague and contain unsupported generalizations or assertions. See, e.g., CNS, Inc. (March 7, 2001) and Buffton Oil & Gas, Inc. (December 15, 1982).

By proposing that the Company's Board of Directors "immediately take steps necessary to actively seek a sale or merger of Old National Bancorp on terms that will maximize share value for shareholders," Mr. Emmons presupposes that a merger or sale is the only action which will maximize shareholder value and, further, that a merger or sale which will maximize shareholder value is achievable immediately. No support for either proposition is provided. In addition, the proposal implies that the Board of Directors has not already taken necessary steps to consider a merger or sale transaction involving the Company, which is not accurate (see discussion above in Section II).

As discussed above, this year the Company engaged Merrill Lynch in order to provide the Board of Directors with an objective perspective of the Company's historical operating performance, projected financial performance, stock price performance and valuation and key strategic initiatives. Accordingly, the Board of Directors has already considered and evaluated, and will continue to consider and evaluate in the future, actions to maximize shareholder value, including a merger or sale of the Company.

Furthermore, the proposal implies that the Board of Directors, by immediately taking "steps necessary to actively seek a sale or merger of Old National Bancorp," will definitively "maximize share value for shareholders." The proposal is false and/or misleading because it fails to provide information necessary to enable shareholders to judge the validity of the statement that a sale or merger of the Company will maximize shareholder value. The proposal and supporting statement do not explain why a sale or merger will necessarily maximize shareholder value to the exclusion of other strategic alternatives.

The supporting statement also provides that there are "more efficient banks" than the Company. This phrase is vague and an unsupported assertion, as well as being misleading. The phrase fails to define what is meant by an efficient bank. The supporting statement goes on to state that the "Board of Directors should take advantage of this active market by immediately seeking out opportunities to merge into a larger and more competitive bank." This sentence also is vague and an unsupported assertion, as well as being misleading. Mr. Emmons fails to define "this active market" and explain why the current environment is active or constitutes an appropriate time to consider a merger or sale. Certainly, merger and acquisition activity among U.S. banks has slowed in recent years as compared to what it was ten or fifteen years ago. Additionally, Mr. Emmons fails to explain what a "more competitive bank" is or why the Company is less competitive than other similar financial services companies such that a merger or sale at the present time would maximize shareholder value.

The supporting statement further provides that the Company "may be too small to compete effectively in this new environment" and that since "one of the effects of deregulation has been rapid consolidation in the banking industry, a window of opportunity is now open for the shareholders of Old National Bancorp and time is of the essence." Both portions of the supporting statement are unsupported by fact and are false and misleading. Mr. Emmons provides no tangible support for his comments that the Company is too small to compete or that now is the best time for the Company to sell. Mr. Emmons appears to have adopted language from earlier shareholder proposals to other issuers when drafting his supporting statement, as the current banking environment is not "new." In addition, the Board of Directors concluded at its October 23, 2003 meeting (based, in part, on the advice of Merrill Lynch) that now is not the optimal time for the Company to engage in a merger or sale transaction.

Finally, the supporting statement indicates that "a sale would benefit the risk-taking shareholders who are the majority." This phrase is false and misleading. It implies that there is more than one class of shareholders (i.e., risk-taking shareholders) and that such shareholders are in the majority and can control any shareholder vote. This is not true.

Mr. Emmons' proposal and supporting statement are false and misleading and may be properly excluded from the Company's 2004 proxy materials under Rule 14a-8(i)(3) of the Exchange Act.

IV. CONCLUSION

Based upon the foregoing, the Company believes that it can exclude Mr. Emmons' proposal and supporting statement from its proxy materials relating to its 2004 annual meeting of shareholders under Rules 14a-8(i)(10) and 14a-8(i)(3) of the Exchange Act. Accordingly, on behalf of the Company, we request that the Staff not recommend enforcement action if the proposal and supporting statement are excluded from the Company's 2004 proxy materials. The Company currently plans to file its definitive proxy materials during the week of March 8, 2004.

In accordance with Rule 14a-8(j), a copy of this letter is also simultaneously being sent to Mr. Emmons. Should the Staff disagree with the Company's position stated herein, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response.

If the Staff has any questions or requires any additional information, please contact the undersigned at 317.238.6224 or Jeffrey L. Knight, Senior Vice President and General Counsel of the Company, at 812.464.1363.

Very truly yours,

Nicholas J. Chulos

COPY

Jack A. Emmons
130 Greenview Avenue
Mt. Carmel, Illinois 62863
Telephone (618)262-7952

RECEIVED
2004 JAN 15 PM 2:33

October 28, 2003

Jeffery L. Knight
Secretary
Old National Bancorp
420 Main Street
Evansville, IN 47708

Dear Mr. Knight:

Subject: Proposal for 2004 Meeting of Shareholders

The enclosed proposal with supporting statement is hereby submitted for consideration at the 2004 annual meeting of shareholders of Old National Bancorp. Please note that it is submitted within a timely fashion, and that it is to be included in the 2004 proxy statement and the form of proxy relating to that meeting.

Further, please be advised that I have continuously held more than $2,000 in market value of Old National Bancorp common shares for at least one year prior to the date I am submitting this proposal. I am a registered holder of said shares and you may verify my eligibility by checking the company's shareholder records.

Further, I will continue to hold such shares through the date of the shareholder's meeting.

You, or other members of your management team, may feel free to call me if you have questions or comments regarding this proposal.

Sincerely,

Jack A. Emmons

Proposal to be considered by the shareholders of Old National Bancorp at the 2004 Annual Meeting of Shareholders

RESOLVED, that the shareholders of Old National Bancorp do hereby recommend that the Board of Directors immediately take steps necessary to actively seek a sale or merger of Old National Bancorp on terms that will maximize share value for shareholders.

Supporting Statement.

Because changes in the federal interstate banking laws have significantly reduced geographic restriction for interstate banking activity there will continue to be more competition from larger and more efficient banks. Old National Bancorp may be too small to compete effectively in this new environment. Therefore, I believe that the greatest value to shareholders will be realized through a merger or sale.

Since one of the effects of deregulation has been rapid consolidation in the banking industry, a window of opportunity is now open for the shareholders of Old National Bancorp and ***time is of the essence.*** The Board of Directors should take advantage of this active market by immediately seeking out opportunities to merge into a larger and more competitive bank

I believe that a sale would benefit the risk-taking shareholders who are the majority.

KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

COPY

January 14, 2004

Nicholas J. Chulos
Direct Dial: (317) 238-6224
E-mail: nchulos@kdlegal.com

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Old National Bancorp
Shareholder Proposal Submitted by Mr. Jack A. Emmons

Ladies and Gentlemen:

On behalf of Old National Bancorp (the "Company"), enclosed are six (6) copies of the following:

1. The proposal that Mr. Jack A. Emmons desires to be included in the Company's proxy statement and identified in its form of proxy relating to the Company's 2004 annual meeting of shareholders; and

2. A letter dated December 24, 2003 from our firm explaining why the Company believes that it may exclude the proposal from its proxy soliciting materials relating to the 2004 annual meeting, including the Company's request that the Commission issue a no-action letter to this effect.

In addition, enclosed is a copy of the written confirmation from the Commission indicating that it received via EDGAR and accepted the above-referenced letter on December 24, 2003.

We had understood that the filing of the above-referenced letter should be effected via EDGAR. However, during a conversation on January 12, 2004 with Ms. Grace Lee of your office, we were advised that the Commission desires to receive no-action letter requests pursuant to Rule14a-8 by paper filings rather than via EDGAR. We also understand that the Commission will consider our letter referenced above as being filed with the Commission on December 24, 2003.

KRIEG · DEVAULT LLP

As an acknowledgement of the receipt of the enclosed items, please file-stamp the enclosed extra copy of this letter and return it to the undersigned in the stamped, self-addressed envelope provided.

We appreciate your assistance in this matter. If any member of the Staff has any questions or requires additional information, please contact the undersigned at 317.238.6224.

Very truly yours,

Nicholas J. Chulos

cc: Grace Lee, Esq. (w/enclosures)
Timothy M. Harden, Esq. (w/o enclosures)
Michael J. Messaglia, Esq. (w/o enclosures)

IM-513446_1.DOC

Jack A. Emmons
130 Greenview Avenue
Mt. Carmel, Illinois 62863
Telephone (618)262-7952

January 10, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by Jack A. Emmons
Old National Bancorp No-action Letter Submitted
December 24, 2003

Ladies and Gentlemen:

I am writing this letter to support my Shareholder Proposal and Supporting Statement that I wish to be included in Old National Bancorp's (the "Company") 2004 proxy materials. The proposal and statement were presented to the Company on October 28, 2003. Krieg – Devault, Attorneys at Law, submitted, on behalf of Old National Bancorp, a no-action letter dated December 24, 2003.

I. PROPOSAL AND SUPPORTING STATEMENT

The following is the text of the proposal and the supporting statement presented to the Company by a letter dated October 28, 2003:

RESOLVED, that shareholders of Old National Bancorp do hereby recommend that the Board of Directors immediately take steps necessary to actively seek a sale or merger of Old National Bancorp on terms that will maximize share value for shareholders.

Supporting Statement.

Because changes in the federal interstate banking laws have significantly reduced geographic restriction for interstate banking activity there will continue to be more competition from larger and more efficient banks. Old National Bancorp may be too small to compete effectively in this new environment. Therefore, I believe that the greatest value to shareholders will be realized through a merger or sale.

Since one of the effects of deregulation has been rapid consolidation in the banking industry, a window of opportunity is now open for the shareholders of Old National Bancorp and **time is of the essence.** The Board of Directors should take advantage of this active market by immediately seeking out opportunities to merge into a larger and more competitive bank.

I believe that a sale would benefit the risk-taking shareholders who are the majority.

II. RULE 14a-8(i)(10) PROPOSAL SUBSTANTIALLY IMPLEMENTED

The company claims that its Board of Directors is cognizant of its obligation under Indiana law. I have no argument with this claim. However, they may not be acting (although unintended) in the best interest of the shareholders. Further, the Company's statement claims that the proposal has already been substantially implemented. The possibility of a sale or merger has been a subject of conversation for several years. The Board of Directors of the Company contends that it has consulted with Merrill Lynch & Co., Inc., and Keefe Bruyette & Woods, Inc., but it has never informed shareholders of such action. No action has been taken to date and the Board's numerous attempts to improve the efficiency and profitability, through the use of various consultants, have been unsuccessful. A proposal that was almost identical to this proposal was submitted by me two years ago. I was assured that things were changing for the better. Therefore, at management's request, I withdrew the proposal. The situation has only deteriorated since then. The shareholders are entitled to determine if the Board of Directors is acting properly by casting their vote, either in the affirmative or negative, at the Company's 2004 Annual Meeting.

III. RULE 14a-8(i)3 MATERIALLY FALSE AND/OR MISLEADING PROPOSAL AND SUPPORTING STATEMENT

The Company makes the innuendo that to immediately take steps necessary to actively seek a sale or merger means that that is the only course of action and that it must be taken immediately and regardless of the price consequences. In reality, the Company should be astute enough to understand that the meaning of the statement is to take steps necessary to (seek) a sale or merger. If after seeking a merger partner it is determined that there are no desirable prospects, then so be it. The key is to investigate to see if there is a better way to maximize shareholder value than the current strategy of trying to grow itself out of its problems.

The Company further takes exception to my use of the "term more efficient banks" and asks what is meant by an efficient bank. Granted, there is no specific formula to determine what is an efficient bank. However, there definitely are efficiency comparisons between banks, peer groups, and the national universe that will determine if a bank is operating as efficiently as its competitors. One can easily make comparisons by viewing the F.D.I.C. web site. The figures will bear out that the Company's efficiency is well below that of its peers. Further, in a recent conference call with analysts, Chairman and Chief Executive Officer James A. Risinger stated "we are absolutely committed to bringing the efficiency ratio down significantly so that we more closely track peer performance." There are no quick fixes, Risinger said.

The Company also takes exception to my statement that the "Board of Directors should take advantage of this (active market)". It is a well-known fact that the pace of merger and acquisition activity slowed down considerably between 1999 and 2002. The activity has significantly increased in the past twelve months. There is once again a window of opportunity to explore a merger or sale and it should be exploited while it exists. Thus, **time is of the essence.** The following bank mergers were named in the January 2004 issue of US Banker:

Independence Community to buy Staten Island Bancorp
Texas Regional Bancshares to buy Southeast Texas Bancshares
NBC Capital to buy Enterprise Bancshares
First Community Bancorp to buy Harbor National Bank
Harris Bank to buy Lakeland Community Bank
Harris will continue to shop…

We are all aware of the recently announced Fleet/Boston and Bank of America pending merger. Investment bank Keefe Bruyette & Woods recently published a research report detailing why bank merger and acquisition activity would pick up. They listed 15 banks and thrifts it believes to be likely takeover targets over the next several months, including Columbia Bancorp of Maryland, BankUnited Financial Corporation of Florida, and National Commerce Financial Corporation of Tennessee.

Regarding the statement pertaining to (the new) banking environment: Banking is an ever-changing industry and every cycle creates a new environment. The past ten-year cycle in the long history of United States banking is definitely new.

The Company states that now is not the optimal time for the Company to engage in a merger or sale transaction. I would pose the question to the Company: What defines an optimal time?

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 10, 2004
Page 4

IV. CONCLUSION

The wording of my proposal is identical to a shareholder proposal included in the Union Planters Corporation proxy statement for the 2001 Annual Meeting of Shareholders. My supporting statement is almost identical. The situations are similar because of frustration of the shareholders due to the apathy of management.

Old National Bancorp shareholders have been very patient for five years, even while the value of their investment depreciated. The turn-around has never occurred. Therefore, it is time to give the shareholders an opportunity to express their personal desires for the future of the company by allowing this proposal to be presented at the Company's 2004 annual meeting.

Your approval of this proposal to be included in the Notice of Annual Meeting and Proxy Statement for the 2004 Annual Meeting of Shareholders of Old National Bancorp will be greatly appreciated.

If the staff has any questions or requires any additional information, please contact me at 618-262-7952.

Sincerely,

Jack A. Emmons

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Old National Bancorp
Incoming letter dated December 24, 2003

The proposal recommends that the Board of Directors immediately take steps necessary to actively seek a sale or merger of Old National on terms that will maximize share value for shareholders.

We are unable to concur in your view that Old National may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must provide factual support for the phrase "the risk-taking shareholders who are the majority" or delete the phrase "who are the majority." Accordingly, unless the proponent provides Old National with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Old National omits only this portion of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Old National may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Old National may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Anne Nguyen
Attorney-Advisor